The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

April 28, 2023

VIA EDGAR

Ms. Suying Li

Ms. Ta Tanisha Meadows

Ms. Taylor Beech

Ms. Kate Beukenkamp

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed May 2, 2022

File No. 001-34238

Dear Ms. Li, Ms. Meadows, Ms. Beech and Ms. Beukenkamp,

This letter sets forth the Company’s responses to the comments contained in the letter dated April 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F filed on March 20, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence Filed March 20, 2023

General

1.	We note your proposed disclosure in response to comment 1 that “the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Securities and Exchange Commission April 28, 2023 Page 2

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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NFT Business

. . .

Internal procedures

As of the date of this annual report, we only mine Bitcoin. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin is a security in its current form. The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any other crypto assets, including our NFTs, we take this definition as determination guideline. However, the legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, ~~the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It~~ it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

. . .

2.	We note your response to prior comment 2, including proposing the addition of four risk factors addressing a discussion of your business and NFTs. Please further revise your risk factor titled “The operation of our NFT trading and community platform is dependent on accepted and secured blockchains” to expand your discussion to disclose how this risk may affect you (e.g., impact to your business operations or financial performance, including identifying relevant blockchains on which your platform operates and discussion of risks that may impact the security and reliability of these blockchains). We note your response to comment 5 that identifies your use of Polygon and Ethereum blockchains.

Securities and Exchange Commission April 28, 2023 Page 3

Additionally, please revise your risk factor titled “There can be no assurance that the market for NFTs will be developed and sustained, which may materially adversely affect our business operations” to expand your discussion to disclose the implications to you of users being unable to trade, purchase and sell their NFTs.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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The operation of our NFT trading and community platform is dependent on accepted and secured blockchain.

Our ability to operate our NFT trading and community platform is dependent on accepted and secured blockchain. Failure to maintain a secured and reliable blockchain will adversely affect our ability to operate a platform where our users can trade, purchase and sell their NFTs. Shut down of blockchains, such as Polygon and Ethereum blockchains we use, could cause the trading of historically issued NFTs to be temporarily suspended on the secondary market, thereby decreasing the royalty fees we could earn. Furthermore, if a blockchain becomes known for being susceptible to hacks and manipulation by malicious players, our customers may be hesitant to purchase NFTs built on that blockchain. As a result, we will have to identify alternative public blockchains for NFT development, which could be both costly and time-consuming to us.

There can be no assurance that the market for NFTs will be developed and sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent. Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If no market develops for NFTs in the future, it may be difficult or impossible for us to develop and maintain a platform where our users can trade, purchase and sell their NFTs. If we could not receive transaction fees from secondary market due to these users being unable to trade, purchase and sell their NFTs, our business operations and financial performance may be negatively affected.

Securities and Exchange Commission April 28, 2023 Page 4

3.	We note your proposed revised disclosure in response to comment 4 and reissue our comment. Please provide a detailed legal analysis, specifically addressing your role in the creation of the NFTs and operation of the platform, including the company’s efforts to limit supply and to operate and maintain the secondary market. The legal analysis should specifically address your operations pre-Mary 2022 changes and post-May 2022 changes and how these facts apply under the Howey test.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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NFT Business

. . .

Our roles in the NFT business

Pre-May 2022 Operations

NFTSTAR acted as the centralized platform owner. NFTSTAR offered proprietary NFT products on its platform to the consumers. NFTSTAR owned and organized the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products and displaying them on its platform for sale. NFTSTAR created its NFT products featuring sports celebrities with whom NFTSTAR entered into licensing agreements. NFTSTAR negotiated and signed license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR used an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR sometimes outsourced art work to third-party digital art and design studios based on the work service agreements with them. Through such processes final NFT product was created and posted on the platform for sale.

Securities and Exchange Commission April 28, 2023 Page 5

NFTSTAR targeted fans of these sports stars to purchase NFTs. As a platform owner, NFTSTAR offered consumers to open up accounts on the platform in order to be able to purchase and sell NFTs of their favorite sports star on the platform. Consumers were required to create a centrally-managed account on the NFTSTAR’s website in order to buy the NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction, i.e., the Marketplace Account Operations. In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party PSP. KYC was conducted by PSP on their webpage. Similarly, KYC was conducted by PSP when customers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

In respect to the supply limitation and secondary market dynamics, NFTSTAR decided on the total number of NFTs to be issued for each collection based on (i) its market research of similar NFT collections across various platforms, (ii) cost of production, and expected revenue targets based on unit price and total amount, and (iii) number of NFTSTAR’s followers on various social media channels, like Discord. In the case where the set number of any particular NFT collection is far greater than initial sales number, NFTSTAR could announce to its customers that collection size will be reduced and then cancels excess NFTs from its subsequent offering. Secondary market for our NFTs is developed by the willingness of our customers to trade their NFTs. NFTSTAR manages social media account to engage with customers and maintain the community of sports fans.

The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

Securities and Exchange Commission April 28, 2023 Page 6

Post-May 2022 Operations

NFTSTAR offered its proprietary NFTs on third-party platforms. We have transitioned to decentralized web3 model of operations when we do not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers may purchase NFTs from third-party platforms, such as OpenSea. NFTSTAR creates NFTs and mints its final product NFTs on such platforms. Minting is defined as a process of converting digital data into digital assets recorded on a blockchain. NFTSTAR owns and organizes the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products on third-party platforms. ~~Minting is defined as a process of converting digital data into digital assets recorded on a blockchain.~~ NFTSTAR negotiates and signs license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR has an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR may outsource art work to third-party digital art and design studios based on the work service agreements with them. Upon the creation of digital NFT products, NFTSTAR ~~minted them on its marketplace before May 2022, and currently,~~ mints them on various third-party NFT sales platforms. We may enter into cooperation agreements with third-party platform to increase marketing and advertisement exposure of our brand. ~~The same NFT creation processes have been used pre- and post-May 2022.~~

In respect to the supply limitation and secondary market dynamics, NFTSTAR decides on the total number of NFTs to be issued for each collection based on (i) its market research of similar NFT collections across various platforms, (ii) cost of production, and expected revenue targets based on unit price and total amount, and (iii) number of NFTSTAR’s followers on various social media channels, like Discord. In the case where the set number of any particular NFT collection is far greater than initial sales number, NFTSTAR could announce to its customers that collection size will be reduced and then~~,~~ cancels excess NFTs from its subsequent offering. Secondary market for our NFTs is developed by the willingness of our customers to trade their NFTs. NFTSTAR manages social media account to engage with customers and maintain the community of sports fans. As NFT product marketing and sales effort in respect to Son Heung Min NFT collection, we used “product scarcity” tactic to boost sales by purchasing back certain number of NFTs in both primary and secondary markets. The money we spent was expensed as marketing expenses. We did not recognize any revenue or assets for the NFTs we bought back. However, such marketing efforts did not successfully help us increase revenue. Therefore, we do not use such tactics anymore.

NFTSTAR aims to build a community of NFT holders and fans of the sports stars. Therefore, we provide auxiliary entertainment to our customers, for example, blockchain-based on-line game, MetaGoal. Customers may use their purchased NFTs to earn in-game currency or player cards. Customers may use such rewards only by playing our game. In addition, certain NFTs may entitle our customers to additional perks, such as merch items, gifts, participation in events organized by NFTSTAR.

Securities and Exchange Commission April 28, 2023 Page 7

The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

4.	We note your response to prior comment 6, including the terms of the licensing agreements that entitle the company to use the NFTs. However, in your response you state that “[c]ooperation under the licensing agreement is mostly exclusive for the term of such license agreements.” Please include in your disclosure a description of the term for such licensing agreements as well as expand your disclosure to explain the meaning of what constitutes “mostly exclusive” cooperation.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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NFT Business

. . .

Intellectual property

. . .

Cooperation under all signed ~~the~~ license agreements is ~~mostly~~ exclusive for the term of such license agreements, which typically varies between two and three years. License is granted solely in the personal capacity of each celebrity, so that we do not have a license to use any sport clubs’ or national teams’ names, logos, trademarks and other IP.

* * *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mei Siu, Partner, RBSM LLP